IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                   IN AND FOR NEW CASTLE COUNTY


ALAN RUSSELL KAHN,            )
                              )
               Plaintiff,     )
                              )    Civil Action No. 12339
     v.                       )
                              )
TREMONT CORPORATION, SUSAN E. )
ALDERTON, RICHARD J. BOUSHKA, )
J. LANDIS MARTIN, GLENN R.    )
SIMMONS, HAROLD C. SIMMONS,   )
MICHAEL A. SNETZER, THOMAS P. )
STAFFORD, AVY H. STEIN and    )
VALHI, INC.,                  )
                              )
               Defendants.    )



                    STIPULATION OF SETTLEMENT

     The parties to the above-captioned action, by and through their respective attorneys, have entered into the following Stipulation of Settlement (the "Stipulation") subject to the approval of the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"):

     WHEREAS,

          1. On November 1, 1991, plaintiff Alan R. Kahn ("Plaintiff") filed the instant action (the "Action"), naming as defendants the directors (the "Director Defendants") of nominal defendant Tremont Corporation ("Tremont") and its alleged controlling shareholder, Valhi, Inc. ("Valhi").

          2. The complaint in the Action (the "Complaint") challenged the sale of 7.8 million shares of common stock of NL Industries, Inc. (the "Block") to Tremont by Valhi (the "Block Sale"). The Complaint alleged that the Block Sale was unfair to Tremont, that the Director Defendants, when approving the Block Sale, had breached their fiduciary duties of care and loyalty, and that Valhi had breached its duty of entire fairness to Tremont and its public shareholders.

          3. Defendants answered the Complaint on November 25, 1991. After Plaintiff served discovery requests upon defendants in December 1991, defendants moved, on January 16, 1992, to dismiss the Complaint, pursuant to Chancery Rule 23.1, on the ground that Plaintiff had failed to make pre-suit demand upon Tremont's directors, and failed to allege facts to demonstrate that such demand would have been futile. Defendants asserted that demand was not excused because the Block Sale was approved by a committee of assertedly independent directors (the "Special Committee"). At the same time, defendants moved to stay further discovery.

          4. Plaintiff opposed both motions. After the submission of briefs, then Chancellor William T. Allen, in a Memorandum Opinion dated August 21, 1992, deferred determination of defendants' motion to dismiss and permitted limited discovery related to the issue of the independence of the members of the Special Committee.

          5. Thereafter, Plaintiff conducted discovery, including the deposition of each member of the Special Committee, defendants Avy H. Stein ("Stein"), Richard J. Boushka ("Boushka"), and Thomas P. Stafford ("Stafford"), concerning their independence at the time of the Block Sale.

          6. Upon the completion of such discovery, the parties submitted further briefs in connection with defendants' motion to dismiss. In a Memorandum Opinion, dated April 21, 1994, the Chancellor denied defendants' motion to dismiss and lifted his stay of discovery. The Chancellor determined that the Complaint adequately alleged that a majority of the Tremont board at the time the Action was commenced lacked independence. Further, the Chancellor held that the Complaint alleged sufficient facts to create a reasonable doubt that the members of the Special Committee were not independent.

          7. With the stay lifted, Plaintiff engaged in discovery. He propounded and responded to document requests and interrogatories; he deposed each of the defendants, as well as employees of Continental Partners, financial advisor to the Special Committee, and expert witnesses retained by defendants; he issued subpoenas to Salomon Brothers, D.F. King & Co., First Chicago Trust Company, First Southwest Securities, and the New York Stock Exchange; he reviewed thousands of pages of documents and materials produced by defendants and non-parties; and he conducted such other investigations as he deemed necessary.

          8. Beginning on May 31, 1995, and continuing through June 9, 1995, the parties tried this Action before Chancellor Allen.

          9.   On March 21, 1996, the Chancellor issued a Memorandum Opinion.
In its Opinion, the Court found that the Special Committee had operated effectively, thereby shifting the burden of proving the unfairness of the Block Sale to Plaintiff. The Court also found that the price paid by Tremont for the Block was fair, and that the defendants did not violate their duty of disclosure or otherwise engage in unfair dealing. On April 16, 1996, judgment was entered for defendants.

          10. Plaintiff filed his Notice of Appeal on April 18, 1996. Oral argument before the Supreme Court of Delaware was held on December 12, 1996.

          11. By Order, dated January 8, 1997, the Supreme Court scheduled the appeal for rehearing and determination en banc. On February 25, 1997, the Supreme Court heard further oral argument.

          12. On June 10, 1997, the Supreme Court, en banc, reversed the judgment of the Chancery Court and remanded the action, issuing three separate opinions. A majority of the Court rejected the Chancellor's finding that the Special Committee had adequately represented Tremont's interests, and held that, as a result, the burden of proof should not have been shifted to Plaintiff.

          13. The Supreme Court also vacated the Chancellor's findings with respect to the fairness of the price paid by Tremont for the Block because, the Court found, the Chancellor had made such findings in a procedural construct which required Plaintiff to prove that such price was unfair.

          14. The Court remanded the case with the directive that the Chancery Court make a new determination of the entire fairness of the transaction, with the burden of proof on the defendants.

          15. On July 29, 1997, defendants moved for entry of judgment on remand, based upon the existing record. On August 28, 1997, Plaintiff cross-moved for entry of judgment, and also moved, in the event that his motion for judgment were denied, to reopen the record to introduce newly discovered evidence.

          16. In a Letter Opinion dated October 27, 1997, the Court denied, without prejudice, the motions of both sides for entry of judgment, and granted Plaintiff's motion to reopen the record, permitting both sides to introduce additional evidence. On November 10, 1997, the Court entered an Order on those rulings and delineated the testimony and other evidence which it would consider at the hearing on remand.

          17. The parties engaged in further discovery, with each party deposing the experts expected to testify at the hearing, and with Plaintiff further deposing defendants Simmons and Stein, and Gidon Cohen of Continental Partners.

          18. The hearing commenced on February 3, 1998. At the conclusion of the first day, the parties agreed to compromise and settle the Action on the terms set forth below.

          NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Court, pursuant to Chancery Court Rule 23.1, that any and all claims, rights, causes of action, suits, matters and issues, liquidated or non-liquidated, contingent or absolute, state or federal, that have been, could have been, or in the future could be asserted in any court of any jurisdiction by the plaintiff derivatively in the right and on behalf of Tremont, or as representative of all shareholders of Tremont in his capacity as such, Tremont, or its stockholders, and each of them, and their present or former directors, officers, agents, employees, attorneys, accountants, representatives, advisers, investment bankers, commercial bankers, trustees, parents, affiliates, subsidiaries, general or limited partners, stockholders, heirs, executors, administrators, successors and assigns, against the defendants, or any of their respective present or former directors, officers, agents, employees, attorneys, accountants, representatives, advisers, investment bankers, commercial bankers, trustees, parents, affiliates, subsidiaries, general or limited partners, stockholders, heirs, executors, administrators, successors and assigns, or anyone else (the "Released Persons") in connection with, or that arise out of or relate to, the subject matter of the Action, or which are or could have been asserted against the Released Persons in the Action (collectively, the "Settled Claims"), except for any claims to enforce the terms or conditions of the Stipulation, shall be fully, finally, and forever compromised, settled, discharged, dismissed with prejudice and released pursuant to the terms and conditions set forth herein (the "Settlement").

                          The Settlement

          1. In consideration for the full settlement, satisfaction, compromise and release of the Settled Claims, the parties to the Action have agreed to settle the Action upon the following terms:

          a. On the Effective Date, as defined below, Valhi shall transfer to Tremont 1.2 million shares of NL common stock, provided that:

          (i) If the average per share closing sales price of NL common stock as reported on the New York Stock Exchange ("NYSE") composite transactions reporting system (as reported in the New York City edition of the Wall Street Journal or, if not reported therein, another authoritative source acceptable to all parties) for the fifteen trading days (the "Averaging Period") ending on (and including) the fifth trading day prior to the Effective Date (rounded to four decimal points, the "Average Price") is greater than $21 per share, then the number of NL shares to be transferred shall be reduced to an amount equal to the quotient resulting from the division of 25,200,000 ($21.00 X 1,200,000) by the Average Price, but in no event shall the number of NL shares to be transferred be fewer than 1 million;

          (ii) If the Average Price is less than $17 per share, then the number of NL shares to be transferred shall be increased to an amount equal to the quotient resulting from the division of 20,400,000 ($17.00 X 1,200,000) by the Average Price, but in no event shall the number of NL shares to be transferred be more than 1.4 million.

          b. On the Effective Date, Valhi shall have the option, in lieu of transferring stock, to transfer cash or cash equivalents in an amount equal to the product resulting from the multiplication of the Average Price and the number of shares that would otherwise have been transferred to Tremont pursuant to q 1(a) above.

          c. The Effective Date shall be the date upon which the Court's Order and Final Judgment approving the Settlement becomes final, as set forth in Paragraph 5 below.

          d. This Stipulation incorporates by reference, as if fully set forth herein and fully updated, each representation and warranty of Valhi contained in the stock purchase agreement between Tremont and Valhi, dated October 30, 1991.

               Submission and Application to Court

          2. As soon as practicable after the execution of the Stipulation, the parties hereto shall jointly apply to the Court for an order in the form attached hereto as Exhibit A (the "Scheduling Order"), which shall include provisions that:

          a. a settlement hearing (the "Settlement Hearing") be held to determine whether the Court should (i) approve the Settlement pursuant to Chancery Court Rule 23.1 as fair, reasonable, and adequate and in the best interests of Tremont, (ii) enter an Order and Final Judgment dismissing the Action with prejudice, each party to bear its own costs (except as provided herein) and extinguish, release and enjoin prosecution of any and all Settled Claims, and (iii) hear such other matters as the Court may deem necessary and appropriate; and

          b. a copy of the Notice of Pendency of Derivative Action, Proposed Settlement of Derivative Action, Settlement Hearing and Right to Appear (the "Notice"), substantially in the form attached hereto as Exhibit B, be sent to all shareholders of record of Tremont as of the date of the Scheduling Order, and further that the distribution of the Notice substantially in the manner set forth in the Scheduling Order herein constitutes the best notice practicable under the circumstances, meets the requirements of applicable law and due process, is due and sufficient notice of all matters relating to the Settlement and fully satisfies the requirements of due process and of Rule 23.1 of the Chancery Court Rules.

                             Notices

          3. All costs incurred in identifying and notifying Tremont's stockholders of the Settlement, including the printing and copying of the Notice, as set forth in the Scheduling Order (attached hereto as Exhibit A) will be paid by Tremont.

                     Final Order and Judgment

          4. If the Settlement (including any modification thereto made with the consent of the parties as provided for herein) is approved by the Court, the parties shall promptly request the Court to enter an Order and Final Judgment substantially in the form attached hereto as Exhibit C, which among other things:

          a. approves the Settlement, adjudges the terms thereof to be fair, reasonable, adequate and in the best interests of Tremont's stockholders, directs consummation of the Settlement in accordance with the terms and conditions of the Stipulation, and reserves jurisdiction to supervise the consummation of such Settlement;

          b. determines that the requirements of Rule 23.1 of the Chancery Court Rules and due process have been satisfied in connection with Notice to Tremont's stockholders and that the Plaintiff served as an adequate representative of Tremont in the Action;

          c. dismisses the Action with prejudice as to all Released Persons, extinguishing, discharging and releasing any and all Settled Claims as against Plaintiff and all stockholders, without costs except as herein provided, said dismissal subject only to compliance by the parties and the stockholders with the terms of this Stipulation and any Order of the Court concerning this Stipulation, and permanently enjoining Plaintiff and any stockholder from asserting, commencing, prosecuting or continuing either directly, individually, representatively, derivatively or in any other capacity any of the Settled Claims; and

          d. awards attorneys' fees and expenses to counsel for Plaintiff as provided in paragraph 8 herein.

                      Finality of Settlement

          5. The approval of the Settlement shall be considered final ("Final" or "Finally Approved") for purposes of this Stipulation: (i) upon entry of the Order and Final Judgment approving the Settlement; and (ii) upon the expiration of any applicable appeal period for the appeal of the Order and Final Judgment without an appeal having been filed or, if an appeal is taken, upon entry of an order affirming the Order and Final Judgment appealed from and the expiration of any applicable period for the reconsideration, rehearing or appeal of such affirmance without any motion for reconsideration or rehearing or further appeal having been filed.

              Right to Withdraw from the Settlement

          6.   a.   Each of the parties shall have the option to withdraw from and terminate the Settlement in the event that (i) either the Scheduling Order or the Order and Final Judgment referred to above are not entered substantially in the forms specified herein, including such modifications thereto as may be ordered by the Court with the consent of the parties, or (ii) the Settlement is not approved by the Court or is disapproved or substantially modified upon appeal.

               b. In the event the Settlement proposed herein is not approved by the Court, or the Court approves the Settlement but such approval is reversed or vacated on appeal, reconsideration or otherwise, and such order reversing or vacating the Settlement becomes final by lapse of time or otherwise, or if any of the conditions to such Settlement are not fulfilled, then the Settlement proposed herein shall be of no further force and effect, and this Stipulation and all negotiations, proceedings and statements relating thereto and any amendment thereof shall be null and void and without prejudice to any party hereto, and each party shall be restored to his, her or its respective position as it existed prior to the execution of this Stipulation.

                         Attorneys' Fees

          7. At the Settlement Hearing, counsel for Plaintiff will apply for an award of attorneys' fees in an amount to be determined by the Court, but not to exceed $5,000,000 payable by Tremont. Defendants agree that they will not object to the application of Plaintiff's counsel for attorneys' fees within the aforesaid limit. Counsel for Plaintiff will also seek reimbursement of costs and expenses reasonably incurred in connection with the prosecution of this Action, including the reimbursement of experts' fees.

          8. Subject to the terms and conditions of this Stipulation, the payment shall be made ten (10) business days after the later of the following events: (i) the date upon which the time for the filing or noticing of any appeal of the final order expires, or (ii) if there is an appeal or appeals, the completion, in a manner that affirms and leaves in place the final order, of all proceedings in the Delaware Supreme Court arising out of the appeal or appeals (including, but not limited to, the expiration of all deadlines for motions for reconsideration or petitions for certiorari, all proceedings ordered on remand, and all proceedings arising out of any subsequent appeal or appeals following decisions on remand).

                            Authority

          9. Each of the attorneys executing the Stipulation on behalf of one or more of the parties hereto warrants and represents that he or she has been duly authorized and empowered to execute this Stipulation on behalf of his or her respective client or clients.

                   Stipulation Not An Admission

          10. The provisions contained in the Stipulation and all negotiations, statements and proceedings in connection therewith shall not be deemed a presumption, a concession or an admission by any defendant of any fault, liability or wrongdoing as to any fact or claim alleged or asserted in the Action or any other actions or proceedings (all of which Defendants continue to deny) and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in these or any other actions or proceedings, whether civil, criminal or administrative, except in a proceeding to enforce the terms or conditions of this Stipulation.

                           Counterparts

          11. This Stipulation may be executed in any number of actual or telecopied counterparts and by each of the different parties thereto on several counterparts, each of which when so executed and delivered shall be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached to one such original and shall constitute one and the same instrument.

                              Waiver

          12. The waiver by any party of any breach of this Stipulation shall not be deemed or construed as a waiver of any other breach, whether prior, subsequent, or contemporaneous, of this Stipulation.

                   Entire Agreement; Amendments

          13. This Stipulation constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended, or any of its provisions waived, except by a writing executed by all of the parties hereto.

          14. This Stipulation, upon becoming operative, shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, executors and administrators and upon any corporation, partnership or entity into or with which any party may merge or consolidate.

          15. All of the exhibits hereto are incorporated herein by reference as if set forth herein verbatim, and the terms of all exhibits are expressly made part of this Stipulation.

                          Governing Law

          16. This Stipulation shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to conflict of law principles.

                           Best Efforts

          17. The parties hereto and their attorneys agree to cooperate fully with one another in seeking the Court's approval of this Stipulation and the Settlement and to use their best efforts to effect the confirmation of this Stipulation and the Settlement.

                         ROSENTHAL, MONHAIT, GROSS
                           & GODDESS, P.A.


                         ----------------------------------------
                         Suite 1401, Mellon Bank Center
                         P.O. Box 1070
                         Wilmington, DE  19899
                         (302) 656-4433
                         Attorneys for Plaintiff


                         MORRIS, JAMES, HITCHENS & WILLIAMS


                         ----------------------------------------
                         222 Delaware Avenue
                         P.O. Box 2306
                         Wilmington, DE 19899
                         (302) 888-6800

                         Attorneys for Defendants Harold C. Simmons, Susan E. Alderton, J. Landis Martin, Glenn R. Simmons, Michael
                         A. Snetzer, and Valhi, Inc.


                         RICHARDS, LAYTON & FINGER


                         ----------------------------------------
                         One Rodney Square
                         P.O. Box 551
                         Wilmington, DE 19801
                         (302) 658-6541

                         Attorneys for Defendants Tremont Corporation, Richard
                         J. Boushka, Thomas P. Stafford, and Avy H. Stein

Dated:  February  , 1998